Exhibit 99.1

Company announcement — No. 33 / 2019

Zealand Pharma completes subscription of new shares and registration of capital increase

Copenhagen, September 11, 2019 — With reference to the company announcement no. 30/2019 dated September 5, 2019 regarding a private placement and directed issue of 3,975,000 new ordinary shares of the company (the “New Shares”), Zealand Pharma A/S (“Zealand”) announces that it has today increased its share capital by DKK 3,975,000, divided into 3,975,000 New Shares with a nominal value of DKK 1 each. The gross proceeds from the issuance of the New Shares amounts to DKK 559.6 million.

Following the registration of the New Shares with the Danish Business Authority, Zealand’s share capital amounts to DKK 35,806,290 divided into 35,806,290 shares with a nominal value of DKK 1 each.

The New Shares rank pari passu with Zealand’s existing shares and carry the same dividend and other rights. Each New Share carries one vote at Zealand’s general meetings. Zealand only has one class of shares.

The New Shares have been issued today and are expected to be admitted to trading on Nasdaq Copenhagen on September 12, 2019 in Zealand’s permanent ISIN code DK0060257814.

The amendments to Zealand’s articles of association required by the capital increase have been registered today with the Danish Business Authority.

For further information, please contact:

Emmanuel Dulac, President and Chief Executive Officer

Tel.: +45 50 60 36 36, e-mail: edu@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

Tel.: +45 50 60 37 78, e-mail: lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Søborg), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.